Exhibit 1.01

Conflict Minerals Report of Carter’s, Inc.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Mineral Report of Carter’s, Inc. (the “Company”) for calendar year 2017 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). As permitted by Instruction (3) to Item 1.01 of Form SD, the Company has delayed reporting on products manufactured by Skip Hop, Inc. (and its affiliates) and Carter’s Mexican licensee, each of which were acquired during 2017, and those products are not covered by this report.

1.	Introduction and Summary of Results

The intent of this Conflict Minerals Report (“CMR”) is to describe the Company’s due diligence process following Rule 13p-1 requirements. Per Rule 13p-1, due diligence is required for necessary conflict minerals in products where there is reason to believe such minerals may have originated in the Democratic Republic of the Congo (the “DRC”) or surrounding countries (the “Covered Countries”). The goal of the due diligence process is to determine whether such products were “DRC conflict free”.

The Company contracts to manufacture products that may contain gold, tantalum, tin and tungsten (“3TG”), such as apparel (products made with metallized yarns) or apparel products with trim, including, but not limited to, zippers, clasps, buttons, buckles, rivets, snaps, hooks, eyes, and other fasteners. As these materials are necessary to the Company’s products, the Company is dedicated to tracing the origin of these metals to ensure our sourcing practices do not support conflict or human rights abuses in the Covered Countries.

Accordingly, the Company has concluded in good faith that during 2017,

•	The Company contracted to manufacture products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production.

•	Based on a “reasonable country of origin inquiry” (“RCOI”) and other due diligence (as described further below), the Company does not have concrete findings on whether its sourcing practices directly or indirectly funded armed groups in the Covered Countries. As a result, the Company’s products are DRC Conflict Undeterminable.

2.	Due Diligence Process

The Company’s due diligence process is based on the Organization for Economic Cooperation and Development’s (“OECD’s”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements1. It is important to note that the OECD Guidance

[1]

OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013; http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

was written for both upstream2 and downstream3 companies in the supply chain. As the Company is a downstream company in the supply chain, due diligence practices were tailored accordingly.

Due diligence measures undertaken by the Company included the following:

•	Adopted a conflict minerals policy. Our conflict minerals policy is publicly available at www.carters.com

•	Developed a comprehensive conflict minerals program/framework outlining management’s compliance initiatives with respect to Rule 13p-1 and Form SD

•	Engaged Source Intelligence, Inc. (“Source Intelligence”), a supply chain solutions provider, to lead information collection/inquiry efforts with the Company’s suppliers (232 suppliers identified as in-scope); received a 96% response rate

•	Engaged direct suppliers as part of the Company’s due diligence process

•	Identify smelters and refiners (“SORs”) in the supply chain through in-scope suppliers inquiries, to conduct an RCOI

•	Evaluated suppliers responses related to the stated origin of materials, as well as the products specified to contain/not contain conflict minerals for plausibility, consistency, and gaps

•	Implemented cautionary flags for supplier responses prompting additional investigation and action

•	Incorporated relevant elements of compliance with Form SD into our master supplier agreement template

•	Outlined a plan to incorporate new suppliers into our existing due diligence efforts. Utilized Source Intelligence’s online platform to identify each supplier’s SORS for raw materials, and verified each supplier’s SORs against independently published list of The Conflict-Free Sourcing Initiative’s (“CFSI’s”) Conflict-Free Smelters Programs

•	Filed Form SD and CMR with the SEC (and posted the Conflict Minerals Report to the Company website on or around May 23, 2018

[2]	Upstream companies refer to those between the mine and SOR. As such, the companies typically include miners, local traders, or exporters from the country of mineral origin, international concentrate traders and SORs.
[3]	Downstream companies refer to those entities between the SOR and retailer. As such, the companies typically include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers (OEMs) and retailers.

3.	Reasonable Country of Origin Inquiry Description

To implement the RCOI, the Company’s suppliers were engaged to collect information regarding the presence and sourcing of 3TG used in the products supplied to the Company. Information was collected and stored using an online platform provided by a third party vendor, Source Intelligence.

The Company’s supplier engagement process was as follows:

•	An introduction email was sent to factory suppliers describing the compliance requirements and requesting conflict minerals information;

•	Following the initial introductions to the program and information request up to five reminder emails were sent to each non-responsive supplier requesting survey completion; and

•	Suppliers who remained non-responsive to email reminders were contacted by telephone to try and determine the reason for the delay and to provide further assistance for completing the request.

An escalation process was initiated by the Company for suppliers who continued to be non-responsive after the above contacts were made.

The program utilized the Responsible Minerals Initiative’s (“RMI’s”) Conflict Minerals Reporting Template (“CMRT”) for data collection. Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted to address issues including incomplete data on CMRT reporting templates, responses that did not identify smelters or refiners for listed metals, and organizations that were identified as smelters or refiners, but not verified as such through further analysis and research.

A total of 232 factories were identified as in-scope for conflict minerals regulatory purposes and contacted as part of the RCOI process conducted by Source Intelligence. The response rate among these suppliers was 96%. Of these responding suppliers, 4% indicated one or more of the regulated metals (3TG) as necessary to the functionality or production of the products they supply to the Company.

4.	Product Description

The Company contracts to manufacture products that may contain 3TG, such as apparel (products made with metallized yarns) or apparel products with trim, including, but not limited to, zippers, clasps, buttons, buckles, rivets, snaps, hooks, eyes, and other fasteners.

Suppliers were requested to use RMI’s CMRT to identify 3TG smelters and refiners (“SORs”) and associated countries of origin. Below is a summary of verified smelters4:

[4]	Verified smelters are those listed by the Conflict Free Sourcing Initiative or the U.S. Department of Commerce as known metal processors, or otherwise determined to be metal processors through Source Intelligence’s research.

Metal	Official Smelter Name	Conflict-Free Certifications
Gold	Asahi Pretec Corp.	LBMA, RMAP
Gold	Chimet S.p.A.	LBMA, RMAP
Gold	Elemetal Refining, LLC	Not certified
Gold	Heraeus Precious Metals GmbH & Co. KG	LBMA, RMAP
Gold	Istanbul Gold Refinery	LBMA, RMAP
Gold	LS-NIKKO Copper Inc.	LBMA, RMAP
Gold	Metalor Technologies (Hong Kong) Ltd.	LBMA, RJC, RMAP
Gold	Metalor Technologies S.A.	LBMA, RJC, RMAP
Gold	Metalor USA Refining Corporation	LBMA, RJC, RMAP
Gold	Mitsubishi Materials Corporation	LBMA, RMAP
Gold	Nadir Metal Rafineri San. Ve Tic. A.S.	LBMA, RMAP
Gold	Royal Canadian Mint	LBMA, RMAP
Gold	Safimet S.p.A	RMAP
Gold	Tanaka Kikinzoku Kogyo K.K.	LBMA, RMAP
Gold	Umicore Brasil Ltda.	LBMA, RMAP
Tin	Alpha	RMAP
Tin	CNMC (Guangxi) PGMA Co., Ltd.	Not certified
Tin	CV United Smelting	RMAP
Tin	EM Vinto	RMAP
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	RMAP
Tin	Jiangxi Ketai Advanced Material Co., Ltd.	RMAP
Tin	Magnu’s Minerais Metais e Ligas Ltda.	RMAP
Tin	Malaysia Smelting Corporation (MSC)	RMAP
Tin	Metallo Belgium N.V.	RMAP
Tin	Mineracao Taboca S.A.	RMAP
Tin	Minsur	RMAP
Tin	Operaciones Metalurgical S.A.	RMAP
Tin	PT Timah (Persero) Tbk Kundur	RMAP
Tin	PT Timah (Persero) Tbk Mentok	RMAP
Tin	Thaisarco	RMAP
Tin	Yunnan Tin Company Limited	RMAP

Countries of Origin for these SORs are believed to include: Angola, Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Burundi, Cambodia, Canada, Central African Republic, Chile, China, Colombia, Congo (Brazzaville), Czech Republic, Djibouti, DRC- Congo (Kinshasa), Ecuador, Egypt, Estonia, Ethiopia, France, Germany, Guinea, Guyana, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Ivory Coast, Japan, Jersey, Kazakhstan, Kenya, Republic of Korea, Laos, Luxembourg, Madagascar, Malaysia, Mexico, Mongolia, Morocco, Mozambique, Myanmar, Namibia, Netherlands, Niger, Nigeria, Papua New Guinea, Peru, Philippines, Poland, Portugal, Russian Federation, Rwanda, Saudi Arabia, Sierra Leone, Singapore, Slovakia, South Africa, South Sudan, Spain, Suriname, Sweden, Switzerland, Taiwan, Tanzania, Thailand, Turkey, Uganda, United Arab Emirates, United Kingdom, United States, Uzbekistan, Viet Nam, Zambia, Zimbabwe

5.	Product Determination

The Company is unable to determine whether or not various components/materials which contribute to its various apparel and apparel products are DRC conflict free. The company does not have sufficient information from suppliers or other sources to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycled or scrap sources, were DRC conflict free, or have not been found to be DRC conflict free. On the basis of the due diligence measures taken above, the Company, has determined products are “DRC conflict undeterminable”.

6.	Independent Private Sector Audit

Based on the Company’s declaration of DRC conflict undeterminable, a private sector audit is not required.

7.	Steps to Improve Due Diligence

The Company will endeavor to continuously improve upon its supply chain due diligence efforts via the following measures

•	Continue to assess the presence of 3TG in its supply chain

•	Clearly communicate expectations with regard to supplier performance, transparency and sourcing

•	Increase the response rate for RCOI process

•	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the CFSI’s Conflict-Free Smelter Program

•	Contact smelters identified as a result of the RCOI process and request their participation in obtaining a “conflict free” designation from an industry program such as the CFSI’s Conflict-Free Smelter Program